Exhibit 99.2

CI Financial Corp.
3.200% Notes Due 2030
Underwriting Agreement

New York, New York
December 10, 2020

To the Representatives named in
Schedule I hereto of the several
Underwriters named in
Schedule II hereto

Ladies and Gentlemen:

CI Financial Corp., a corporation organized under the laws of Ontario (“CI”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the principal amount of its debt securities identified in Schedule I hereto (the “Securities”), to be issued under an indenture, to be dated as of December 17, 2020 (the “Base Indenture”), as supplemented by a First Supplemental Indenture, to be dated as of December 17, 2020 (the “First Supplemental Indenture” and, collectively with the Base Indenture, the “Indenture”), among CI, Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (collectively, the “Trustees”). To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Any reference herein to the Registration Statement, the U.S. or Canadian Base Prospectus, the U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the U.S. or Canadian Base Prospectus, the U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the filing of any document incorporated or deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 23 hereof.

1.                  Representations and Warranties. CI represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a)                 CI meets the requirements under the securities laws, rules, regulations, instruments and orders applicable in each of the provinces of Canada (“Canadian Securities Law”) as interpreted and applied by the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Provinces”) for the use of a short form shelf prospectus with respect to the Securities and for the distribution of securities under the rules and procedures established in National Instrument 44- 101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (“NI 44-102” and together with NI 44-101, the “Canadian Shelf Procedures”); a preliminary short form base shelf prospectus and a final short form base shelf prospectus relating to US$2,000,000,000 aggregate principal amount of debt securities (unsecured), subscription receipts, preference shares and common shares (collectively, the “Shelf Securities”) have been filed in the English and French languages, as applicable, with the Qualifying Authorities; receipts under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) have been issued by the Ontario Securities Commission (the “Principal Regulator”) on behalf of itself and the other Qualifying Authorities in respect of such short form base shelf prospectus and any amendment thereto; a preliminary prospectus supplement relating to the Securities has been filed with the Qualifying Authority in the Province of Ontario; and no order suspending the distribution of the Securities has been issued by any of the Qualifying Authorities and no proceeding for that purpose has been initiated or, to the knowledge of CI, threatened by any of the Qualifying Authorities. The final short form base shelf prospectus filed with the Qualifying Authorities for which a Receipt has been obtained, as most recently amended or supplemented (excluding any supplement relating only to a prior offering of Securities) prior to the date of this Agreement, is hereinafter called the “Canadian Base Prospectus”; the preliminary prospectus supplement relating to the Securities, which excludes certain pricing information and other final terms of the Securities, and provided to the Underwriters for purposes of marketing the Securities and filed with the Qualifying Authority in the Province of Ontario in the English language, pursuant to the Canadian Shelf Procedures and Canadian Securities Law, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the Securities to be filed, in the English language, with the Qualifying Authority in the Province of Ontario pursuant to the Canadian Shelf Procedures and Canadian Securities Law in accordance with Section 5(a) hereof, and which includes the pricing and other information excluded from the Canadian Preliminary Prospectus (the “Canadian Final Supplement”), together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter called the “Canadian Final Prospectus”;

(b)                CI meets the general eligibility requirements for use of Form F-10 (“Form F-10”) under the Act, and has prepared and filed with the Commission a registration statement on Form F-10 (File No. 333-251032) providing for the registration of the Shelf Securities under the Act and the rules and regulations of the Commission thereunder and has filed an appointment of agent for service of process upon CI on Form F-X (collectively, the “Form F-X”) with the Commission in conjunction with the filing of such registration statement; such registration statement, and including any amendments thereto filed prior to the Execution Time, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, each in the form heretofore delivered or to be delivered to the Representatives, has been declared effective by the Commission in such form; CI has filed with the Commission, pursuant to General Instruction II.L. of Form F-10, a preliminary prospectus supplement relating to the offering of the Securities; no other document with respect to such registration statement has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives; and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of CI, threatened by the Commission. The various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to General Instruction II.L. of Form F-10, are hereinafter collectively called the “Registration Statement”; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any documents incorporated by reference therein after the effective date of the initial Registration Statement; the base prospectus filed as part of the Registration Statement relating to the Shelf Securities, contained in the Registration Statement at the Execution Time, is hereinafter called the “U.S. Base Prospectus”; any preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Act, together with the U.S. Base Prospectus, which is used prior to the filing of the U.S. Final Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to General Instruction II.L. of Form F-10 after the Execution Time in accordance with Section 5(a) hereof, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Final Prospectus”;

(c)                 The documents which are incorporated by reference in the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus as of the date of this Agreement, when they were filed with the Qualifying Authorities, conformed in all material respects to the disclosure requirements of Canadian Securities Law as interpreted and applied by the Qualifying Authorities; any further documents filed with the Qualifying Authorities and incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus, when such documents are filed with the Qualifying Authorities, will conform in all material respects to the disclosure requirements of Canadian Securities Law as interpreted and applied by the Qualifying Authorities; and no such documents were filed with the Qualifying Authorities since the Qualifying Authorities’ close of business on the Business Day immediately prior to the date of this Agreement and prior to the execution of this Agreement;

(d)                On each Effective Date, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L. of Form F-10 and on the Closing Date (as defined herein), the U.S. Final Prospectus and the Canadian Final Prospectus (and any amendments and supplements thereto) will, comply in all material respects with the applicable requirements of the Act, Canadian Securities Law, and the Trust Indenture Act and the respective rules thereunder; no order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus used outside of Canada has been issued by the Commission or the Qualifying Authorities; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date of any filing in accordance with General Instruction II.L. of Form F-10 or in accordance with Canadian Securities Law and on the Closing Date, each of the U.S. Preliminary Prospectus, the U.S. Final Prospectus (together with any supplement or amendment thereto), the Canadian Preliminary Prospectus and the Canadian Final Prospectus (together with any supplement or amendment thereto) contains or will contain full, true and plain disclosure of all material facts relating to CI and the Securities and does not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that CI makes no representations or warranties as to the information contained in or omitted from the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus or the Canadian Final Prospectus (including any supplement or amendment thereto) in reliance upon and in conformity with information furnished in writing to CI by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus or the Canadian Final Prospectus (including any supplement or amendment thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(e)                 (i) The Disclosure Package and (ii) each electronic road show (the investor meetings on December 7, 8 and 9, 2020 and materials used in connection therewith being an electronic road show for purposes of this Agreement), when taken together as a whole with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to CI by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(f)                  (i) At the earliest time after the filing of the Registration Statement that CI or another offering participant made a bona fide offer of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), CI was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that CI be considered an Ineligible Issuer;

(g)                Each Issuer Free Writing Prospectus, including the final term sheet prepared and filed pursuant to Section 5(c) hereto, does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to CI by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof;

(h)                CI is a corporation duly created and validly existing as a corporation under the Business Corporations Act (Ontario) and has all requisite power, capacity and authority to own or lease and to manage its properties and assets and to conduct the Business, all as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and is duly qualified to do Business where it carries on business and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to be duly qualified and in good standing would not individually or in the aggregate have a Material Adverse Effect;

(i)                  Each Principal Subsidiary is a subsidiary of CI that is material to the operations of the Business and each Principal Subsidiary is an entity duly formed and validly existing under the laws of the jurisdiction of its formation;

(j)                  All of the equity securities of each of the Corporate Entities outstanding on the date hereof have been duly authorized and validly issued as fully paid and, to the extent applicable, non-assessable;

(k)                The authorized capital of CI consists of an unlimited number of common shares and an unlimited number of preference shares issuable in series. As of the date hereof, there were 209,793,602 common shares issued and outstanding. No preference shares have been issued by CI;

(l)                  This Agreement has been duly authorized, executed and delivered by CI and constitutes a legal, valid and binding obligation of CI enforceable in accordance with its terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general principles of equity;

(m)               Each of the Base Indenture and the First Supplemental Indenture has been duly authorized by CI and, at the Closing Date for the Securities, when duly executed and delivered in accordance with its terms by CI, assuming due authorization, execution and delivery thereof in accordance with its terms by the Trustees, the Indenture will constitute a legal, valid and binding obligation of CI enforceable in accordance with its terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general principles of equity; the Indenture has been duly qualified under the Trust Indenture Act and is substantially in the form, save for any indenture supplements relating to a particular issuance of debt securities, filed as an exhibit to the Registration Statement; and the Indenture conforms, and the Securities will conform, to the descriptions thereof contained in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(n)                The Securities have been duly authorized by CI for issuance and sale pursuant to this Agreement and the Indenture, and when executed by CI and authenticated by the Trustee in accordance with the terms of the Indenture and delivered against payment of the purchase price therefor, will conform in all material respects to the description thereof contained in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus and will constitute valid and legally binding obligations of CI, enforceable against CI in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(o)                The statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Description of Debt Securities” and “Description of the Notes,” insofar as they purport to constitute a summary of the terms of the Securities, and set forth under the captions “Plan of Distribution” and “Underwriting,” insofar as they purport to describe the provisions of the laws and documents referred to therein, and the statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Certain Canadian Federal Income Tax Considerations,” and “Certain United States Federal Income Tax Considerations” fairly and accurately summarize the matters described therein in all material respects, subject to the specific assumptions, limitations and qualifications stated or referred to therein and applicable thereto;

(p)                No Governmental Authorization is required by any of the Corporate Entities for the execution and delivery of and the performance by CI of its obligations under this Agreement, the Base Indenture or the First Supplemental Indenture, as applicable, or the creation, issue, sale and distribution of the Securities, except for such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters as contemplated herein and in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus which shall have been obtained on or before the Closing Date;

(q)                None of (i) the execution and delivery of this Agreement, the Base Indenture, the First Supplemental Indenture and any other document or instrument to be executed and delivered by CI pursuant hereto or thereto; (ii) the performance and compliance with the terms of this Agreement, the Base Indenture and the First Supplemental Indenture, and any document or instrument to be executed and delivered by CI pursuant hereto; or (iii) the issue and sale of the Securities, would result in any breach of, or be in conflict with or constitute a default under or create a state of facts which (whether after notice or lapse of time or both) would constitute, in any material respect, a default under or breach of, and none of the Corporate Entities is in default under or in breach of, (A) the terms, conditions or provisions of their respective constating or organizational documents, or any resolution of their respective trustees, directors, unitholders, partners or shareholders, as applicable; (B) any material Contract to which any of such person is a party or by which its or their respective property or assets are bound (except where such breach or default would not have a Material Adverse Effect on the Corporate Entities, taken as a whole, or the offering of the Securities); or (C) any judgment or law applicable to any of them, including under Canadian Securities Law, the Act and the Trust Indenture Act and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters as contemplated herein and in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus (except where such breach or default would not have a Material Adverse Effect on the Corporate Entities, taken as a whole, or the offering of the Securities);

(r)                  CI has obtained all required third party consents under its Contracts and constating documents in connection with the transactions contemplated by this Agreement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, except where the failure to obtain such consent would individually or in the aggregate, not result in a Material Adverse Effect on the Corporate Entities, taken as a whole, or the offering of the Securities;

(s)                 Other than as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there are no legal or governmental proceedings pending to which any Corporate Entity is a party or of which any property or assets of the Corporate Entities is the subject which, if determined adversely to the Corporate Entities, would have a Material Adverse Effect on the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporate Entities taken as a whole and, to the best of CI’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or others;

(t)                  CI is not, and, after giving effect to the offering and sale of the Securities, and the application of the proceeds thereof as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, will not be, required to register as an “investment company,” as such term is defined in the Investment Company Act;

(u)                No stamp or other issuance or transfer taxes or duties and no withholding or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, sale and delivery by CI of the Securities outside Canada to or for the respective accounts of the Underwriters or (B) the sale and delivery of the Securities outside Canada by the Underwriters to the initial purchasers thereof (assuming (i) the Underwriters are not, and are not deemed to be, resident in Canada for purposes of the Income Tax Act (Canada), (ii) the Underwriters do not hold or use the Securities in the course of carrying on business in Canada for purposes of the Income Tax Act (Canada), and (iii) the Underwriters deal at arm’s length (for purposes of the Income Tax Act (Canada)) with any original purchasers thereof that are resident in Canada for purposes of the Income Tax Act (Canada));

(v)                No acquisitions have been made by the Corporate Entities that are “significant acquisitions” for which CI is required to file a “business acquisition report” (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations) (other than such as have been filed prior to the date hereof) and none of the Corporate Entities is a party to any Contract with respect to any transaction that would constitute a “proposed acquisition”, in each case which would require disclosure in the Prospectus in accordance with NI 44-101;

(w)               There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the auditors of CI;

(x)                Except as disclosed in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and contemplated hereby, there is no person acting or purporting to act at the request of any of the Corporate Entities who is entitled to any brokerage or agency fee in connection with the transactions contemplated by the U.S. Final Prospectus and the Canadian Final Prospectus;

(y)                CI has, at all applicable times, complied in all material respects with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange and the Toronto Stock Exchange, and, to the knowledge of CI, CI’s directors and executive officers, in their capacities as such, have complied in all material respects with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange and the Toronto Stock Exchange;

(z)                 CI maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, (“NI 52-109”) and such controls and procedures are effective to ensure that all material information concerning CI is made known, on a timely basis, to the individuals responsible for the preparation of CI’s filings with the Commission and the Qualifying Authorities. CI maintains systems of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. CI’s internal control over financial reporting is effective and CI is not aware of (a) any significant deficiency or material weaknesses in the design or operation of internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and, in Canada, under NI 52-109) which are reasonably likely to adversely affect CI’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in CI internal controls over financial reporting;

(aa)              Ernst & Young LLP, who reported on or reviewed the financial statements of CI included in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, are independent with respect to CI, within the meaning of the Act and the applicable published rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by applicable Canadian Securities Law;

(bb)             The consolidated financial statements of CI included in each of the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus and the Registration Statement have been prepared in all material respects in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, the Act and Canadian Securities Law and present fairly and accurately the financial condition and position, results of operations, cash flows and all of the assets and liabilities of CI on a consolidated basis;

(cc)              Other than as disclosed in the Financial Information, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of any of the Corporate Entities with unconsolidated entities or other persons that would or would reasonably be expected to have a Material Adverse Effect on (i) the Corporate Entities, taken as a whole, or (ii) the liquidity, capital, capital resources, or significant components of revenues or expenses of CI;

(dd)             Except as disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus none of the Corporate Entities has any contingent liabilities, in excess of the liabilities that are either reflected or reserved against in the Financial Information, which would or would reasonably be expected to have a Material Adverse Effect on (i) the Corporate Entities, taken as a whole, or (ii) the liquidity, capital, capital resources, or significant components of revenues or expenses of CI;

(ee)              Each of the Corporate Entities has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect on the Corporate Entities, taken as a whole; and CI has no knowledge of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing thereon with respect to itself or any subsidiary which have not otherwise been provided for by CI, except to the extent that any such deficiency, interest or penalty would not be expected to have a Material Adverse Effect on the Corporate Entities, taken as a whole;

(ff)               CI is a reporting issuer in each of the Qualifying Provinces, is not in default of any requirement under Canadian Securities Law and CI is subject to the reporting requirements of Section 13 of the Exchange Act and has filed all periodic reports required under the Exchange Act with the Commission;

(gg)             Except as disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there has not occurred any material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporate Entities, taken as a whole, since December 31, 2019;

(hh)             CI will use the net proceeds from the sale of the Securities in the manner specified in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under the heading “Use of Proceeds”;

(ii)                Neither CI nor any of CI’s subsidiaries nor, to the knowledge of CI, any director, officer, agent, employee, affiliate or other person acting on behalf of CI or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a violation or a sanction for violation by such persons of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or, except as previously disclosed to the Underwriters, any similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and CI and CI’s subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith. No part of the proceeds of this offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder;

(jj)                The operations of the CI and CI’s subsidiaries are and have been conducted (i) at all times and in all material respects in compliance with applicable financial recordkeeping and reporting requirements and (ii) at all times in compliance with the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving CI or any of CI’s subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of CI, threatened;

(kk)             The Business has been and is being operated by the Corporate Entities in compliance in all material respects with all laws and Governmental Authorizations and all such Governmental Authorizations are valid and existing and in good standing, except where such failure to be valid; existing and/or in good standing would not have a Material Adverse Effect on the Corporate Entities taken as a whole, and none of them contains any term, provision, condition or limitation which has a Material Adverse Effect on the Corporate Entities taken as a whole;

(ll)                Each of the Corporate Entities has conducted and is conducting its Business in compliance with the terms and provisions of its constating and organizational documents in all material respects;

(mm)         Neither CI nor any of CI’s subsidiaries nor, to the knowledge of CI, any director, officer, agent, employee or affiliate of CI or any of CI’s subsidiaries (i) is, or is controlled or 50% or more owned in the aggregate by or is acting on behalf of, one or more individuals that are currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, a member state of the European Union (including sanctions administered or enforced by the Her Majesty’s Treasury of the United Kingdom) or other relevant sanctions authority (collectively, “Sanctions” and such persons, “Sanctioned Persons” and each such person, a “Sanctioned Person”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Crimea, Cuba, Syria, Iran and North Korea (collectively, the “Sanctioned Countries” and each, a “Sanctioned Country”) or (iii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise). Neither CI nor any of its subsidiaries has engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding three years, nor does CI or any of its subsidiaries have any plans to engage in dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country;

(nn)             CI is not required to register as an “investment adviser” under the Investment Advisers Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder (collectively, the “Advisers Act”). CI is not required to be registered, licensed or qualified as an investment adviser under the laws requiring any such registration, licensing or qualification in any jurisdiction in which it or its subsidiaries conduct business. Each of the subsidiaries required to be registered as an investment adviser under the Advisers Act has been duly registered as such, and each such registration is in full force and effect, to the extent such registration is required and with such exceptions as would not reasonably be expected to have a Material Adverse Effect. Each of the subsidiaries required to be registered, licensed or qualified as an investment adviser under state and local laws where such registration, licensing or qualification is required by such laws has been duly registered as such and is in compliance with all such laws requiring any such registration, licensing or qualification, with such exceptions, individually or in the aggregate, as would not reasonably be expected to have a Material Adverse Effect; and

(oo)             CI and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of CI and its subsidiaries as currently conducted and, to the best of CI’s and its subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. CI and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and, to the best of CI’s and its subsidiaries’ knowledge there have been (i) no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or liability or the duty to notify any other person, and (ii) no incidents under internal review or investigations relating to the same, except where such breach, violation, outage, unauthorized use or access, or incidents under internal review or investigation relating to the same, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. CI and its subsidiaries are presently in material compliance with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority having jurisdiction over CI and its subsidiaries, and all internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

Any certificate signed by any officer of CI, respectively, and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by CI as to matters covered thereby, to each Underwriter.

2.                  Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, CI agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from CI, at the Price to Public set forth in Schedule I hereto, the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto. On the Closing Date, CI will pay, as an underwriting commission in respect of the public distribution of the Securities, to the Underwriters, the commission set forth in Schedule I hereto (the “Underwriting Commission”). Such Underwriting Commission may be paid by CI to the Underwriters by setting off the Underwriting Commission payable by CI to the Underwriters against the amount payable by the Underwriters to CI as the purchase price for the Securities.

3.                  Delivery and Payment. Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than two Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and CI or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of CI by wire transfer payable in same-day funds to an account specified by CI. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.

4.                  Offering by Underwriters.

(a)                 The several Underwriters will only offer the Securities for sale to the public as set forth in the U.S. Final Prospectus and the Canadian Final Prospectus.

(b)                The Underwriters shall offer the Securities for sale to the public directly and through banking and selling group members, only as permitted by and in compliance with Applicable Securities Laws, upon the terms and conditions set forth in the U.S. Final Prospectus and in this Agreement. Each of the Underwriters hereby severally represents, warrants and covenants and will require each banking and selling group member to represent, warrant and covenant to the Underwriters that the Securities will not be marketed or sold to investors in Canada and it has not provided and will not without the prior written approval of CI and the Representatives provide any information in respect of the Securities to any potential investors of the Securities resident in Canada including, without limitation: (i) any marketing materials in respect of the Securities; and (ii) any standard term sheet in respect of the Securities.

(c)                 The Underwriters propose to offer the Securities initially at the price set forth in Schedule I hereto. After a reasonable effort has been made to sell all of the Securities at the price set forth in Schedule I hereto, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Securities are offered, provided that the Securities are not at any time offered at a price greater than the price set forth in Schedule I hereto. Any decrease in the price at which the Securities are offered will not decrease the amount of the net proceeds of the offering to CI.

(d)                The Underwriters will not solicit offers to purchase or sell Securities so as to require registration thereof or the filing of a prospectus, registration statement or other notice or document with respect thereto under the laws of any jurisdiction other than the United States, or which could subject CI to reporting obligations in any such jurisdiction or result in the listing of CI’s securities on any exchange other than an exchange where such securities are listed as of the date hereof, and will require each banking and selling group member to agree with the Underwriters not to so solicit or sell, provided that the Underwriters and the banking and selling groups may offer and sell the Securities outside of the United States if such offer and sale is conducted in compliance with the securities laws of such jurisdictions and does not require CI to file any prospectus, registration statement or other notice or document in connection with such offer and sale or subject CI to reporting obligations in any such jurisdiction or result in the listing of CI’s securities on any exchange other than an exchange where such securities are listed as of the date hereof.

5.                  Agreements. CI agrees with each of the several Underwriters that:

(a)                 Prior to the termination of the offering of the Securities, CI will not file any amendment of the Registration Statement or supplement (including the U.S. Final Prospectus, the Canadian Final Prospectus or any U.S. or Canadian Preliminary Prospectus) to the U.S. or Canadian Base Prospectus as the case may be, unless it has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. CI will prepare a supplement to the Canadian Base Prospectus in accordance with the requirements of Canadian Securities Law and a supplement to the U.S. Base Prospectus consisting of the supplement to the Canadian Base Prospectus modified as required or permitted by Form F-10, in each case in a form approved by the Representatives and (i) CI will file such supplement to the Canadian Base Prospectus with the Qualifying Authority in the Province of Ontario pursuant to Canadian Securities Law not later than the close of business on the second Business Day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Canadian Securities Law, and (ii) CI will file such supplement to the U.S. Base Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the next Business Day following such filing with the Qualifying Authority in the Province of Ontario or, if applicable, such earlier time as may be required by such General Instruction II.L. of Form F-10 or as may be required by Canadian Securities Law; to make no further amendment or supplement to the Registration Statement, the U.S. Base Prospectus, the Canadian Base Prospectus, the U.S. Preliminary Prospectus or the Canadian Preliminary Prospectus after the date of this Agreement and prior to the Closing Date unless such amendment or supplement is approved by the Representatives after reasonable notice thereof (which approval shall not be unreasonably withheld); to advise the Representatives promptly of any such amendment or supplement relating to, or affecting, the Securities after such Closing Date and furnish the Representatives with copies thereof; to file promptly with the Qualifying Authority in the Province of Ontario all documents required to be filed by CI with the Qualifying Authority of the Province of Ontario that are deemed to be incorporated by reference into the Canadian Base Prospectus and the U.S. Base Prospectus and with the Commission all reports and any definitive proxy or information statements required to be filed by CI with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities in the United States, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Base Prospectus, the U.S. Base Prospectus or the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any amended prospectus has been filed with the Qualifying Authority in the Province of Ontario or the Commission, of the issuance by any Qualifying Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus, relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by any Qualifying Authority or the Commission for the amending or supplementing of the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or for additional information relating to the Securities, the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.

(b)                [Reserved.]

(c)                 To prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by you and attached as Schedule IV hereto and to file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(d)                If, at any time prior to the filing of the U.S. Final Prospectus or the Canadian Final Prospectus, any event occurs as a result of which the Disclosure Package or the Canadian Preliminary Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, CI will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until they are amended or supplemented; (ii) subject to Section 5(a) above, amend or supplement the Disclosure Package and the Canadian Preliminary Prospectus to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.

(e)                 If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the U.S. Final Prospectus or the Canadian Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or amend or supplement the U.S. Final Prospectus or Canadian Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder or to comply with Canadian Securities Law, including in connection with the use or delivery of the U.S. Final Prospectus, (i) CI promptly will notify the Representatives of any such event, (ii) CI promptly will prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) CI promptly will use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in the use of the U.S. Final Prospectus or, in the case of the Canadian Final Prospectus, use its best efforts to obtain a Receipt for any amendment to the Canadian Final Prospectus from the Principal Regulator as soon as practicable, and (iv) CI promptly will supply any amended or supplemented U.S. Final Prospectus to you in such quantities as you may reasonably request.

(f)                  As soon as practicable, CI will make generally available to its security holders and to the Representatives an earnings statement or statements of CI and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(g)                CI will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Issuer Free Writing Prospectus and any amendment or supplement thereto as the Representatives may reasonably request. CI will pay the expenses of printing or other production of all documents relating to the offering of the Securities.

(h)                CI agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with CI that, unless it has or shall have obtained, as the case may be, the prior written consent of CI, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by CI with the Commission or retained by CI under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 5(c) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show. Any such free writing prospectus consented to by the Representatives or CI is hereinafter referred to as a “Permitted Free Writing Prospectus.” CI agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(i)                  CI will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by CI or any affiliate of CI or any person in privity with CI or any affiliate of CI), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by CI (other than the Securities) or publicly announce an intention to effect any such transaction, until the Closing Date.

(j)                  CI has not, and will not, take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of CI to facilitate the sale or resale of the Securities.

(k)                CI covenants and agrees with the several Underwriters that it will pay or cause to be paid the following: (i) the fees, disbursements and expenses of CI’s counsel and accountants in connection with the filing with respect to the Securities under Canadian Securities Law, the registration of the Securities under the Act and any listing of the Securities on a stock exchange, and all other expenses in connection with the preparation, printing and filing in the Province of Ontario and the United States of America, as may be applicable, of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) subject to such limitation as may be set forth in this Agreement, the cost of printing or producing any agreement among the Underwriters and this Agreement; (iii) the cost of printing or producing any Indenture, any Blue Sky and Legal Investment Memoranda, the Registration Statement, each U.S. and Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iv) subject to such limitation as may be set forth in this Agreement, all reasonable expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(g) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (v) any fees charged by securities rating services for rating the Securities; (vi) any filing fees incident to any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Securities; (vii) the cost of preparing the Securities; (viii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities; and (ix) all other costs and expenses incident to the performance of its obligations pursuant to this Agreement which are not otherwise specifically provided for in this Section 5. It is understood, however, that, except as otherwise specifically provided in this Section 5 and Section 8, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make, including the expenses of any “tombstone” advertisement related to the offering of the Securities; provided, that no such tombstone advertisement shall be published without the prior approval of CI, which approval shall not be unreasonably withheld.

6.                  Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of CI contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of CI made in any certificates pursuant to the provisions hereof, to the performance by CI of its obligations hereunder and to the following additional conditions:

(a)                 The Canadian Final Supplement shall have been filed with the Qualifying Authority in the Province of Ontario pursuant to the Canadian Shelf Procedures within the applicable time period prescribed for such filing thereunder and the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 within the applicable time period prescribed for such filing by the rules and regulations under the Act and, in each case, in accordance with Section 5(a) hereof; and the final term sheet contemplated by Section 5(c) hereto, and any other material required to be filed by CI pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of CI, threatened by the Commission; no order having the effect of preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of CI, threatened by the Qualifying Authority in the Province of Ontario; and all requests for additional information on the part of the Qualifying Authority in the Province of Ontario and the Commission shall have been complied with to the Representatives’ reasonable satisfaction;

(b)                CI shall have requested and caused Blake, Cassels & Graydon LLP, Canadian counsel for CI, and Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for CI, to have furnished to the Representatives their opinions, dated the Closing Date and addressed to the Representatives, in substantially the forms attached hereto as Exhibit A-1 and Exhibit A-2. In rendering such opinion, such counsel may rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of CI and public officials.

(c)                 The Representatives shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and CI shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(d)                CI shall have furnished to the Representatives a certificate of CI, signed by the Chief Executive Officer or the Chief Financial Officer and the principal financial or accounting officer of CI, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:

(i)                 the representations and warranties of CI in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and CI has complied with all the agreements and satisfied all the conditions to be performed or satisfied at or prior to the Closing Date;

(ii)              no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to CI’s knowledge, threatened; and

(iii)            since the date of the most recent financial statements included in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto), there has been no Material Adverse Effect on the condition (financial or otherwise), prospects, earnings, business or properties of CI and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto).

(e)                 CI shall have requested and caused Ernst & Young LLP to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, concerning the financial information with respect to CI set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus.

(f)                  Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereto) the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (f) of this Section 6; (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), prospects, earnings, business or properties of CI and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereto), the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto); or (iii) any decrease in the rating of any of CI’s debt securities by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(g)                Prior to the Closing Date, CI shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request. If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to CI in writing or by telephone or facsimile confirmed in writing.

7.                  Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of CI to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, CI will reimburse the Underwriters severally through the Representatives on demand for all expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.                  Indemnification and Contribution.

(a)                 CI agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, Canadian Securities Law or other federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereto, or in the Canadian Base Prospectus, the U.S. Base Prospectus, any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, any electronic road show, the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(c) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that CI will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to CI by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which CI may otherwise have.

(b)                Each Underwriter severally and not jointly agrees to indemnify and hold harmless CI, the directors of CI, the officers of CI who sign the Registration Statement or the Canadian Final Prospectus, and each person who controls CI within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from CI to each Underwriter, but only with reference to written information relating to such Underwriter furnished to CI by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. CI acknowledges that the statements set forth in (i) the paragraph on the cover page regarding delivery of the Securities and, under the heading “Underwriting (Conflicts of Interest)”, (ii) the list of Underwriters and their respective participation in the sale of the Securities, (iii) the sentences related to concessions and reallowances and (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus or any Issuer Free Writing Prospectus.

(c)                 Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure to so notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)                In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, CI and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which CI and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by CI on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, CI and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of CI on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by CI shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by CI, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the U.S. Final Prospectus and the Canadian Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by CI on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. CI and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls CI within the meaning of either the Act or the Exchange Act, each officer of CI who shall have signed the Registration Statement or the Canadian Final Prospectus, and each director of CI shall have the same rights to contribution as CI, subject in each case to the applicable terms and conditions of this paragraph (d).

9.                  Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or CI. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to CI and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10.              Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to CI prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in CI’s common shares shall have been suspended by the Commission, any Qualifying Authority, the New York Stock Exchange or the Toronto Stock Exchange or trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (ii) a banking moratorium shall have been declared by U.S. federal, New York state or Canadian authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).

11.              Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of CI or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter, CI or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.              Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to BofA Securities, Inc., at 1540 Broadway, NY8-540-26-02, New York, New York 10036, Fax: (646) 855-5958, Attn: High Grade Transaction Management/Legal); or, if sent to CI, will be mailed, delivered or telefaxed to (416) 365-0501 and confirmed to it at 2 Queen Street East, 20th Floor, Toronto, ON, M5C 3G7, Attention: Chief Legal Officer.

13.              Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14.              No Fiduciary Duty. CI hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between CI, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of CI and (c) CI’s engagement of the Underwriters in connection with the offering of the Securities and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, CI agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising CI on related or other matters). CI agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to CI, in connection with such transaction or the process leading thereto.

15.              Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between CI and the Underwriters, or any of them, with respect to the subject matter hereof.

16.              Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.              Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the indemnifying party will indemnify each indemnified party or other person to whom such amount is due against any loss incurred by such indemnified party or other person, as the case may be, as a result of any variation as between (i) the rate of exchange at which the currency amount of the country of the indemnified party is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which such indemnified party or other person, as the case may be, is able to purchase the currency, of the country of the indemnified party with the amount of the judgment currency actually received by such indemnified party or other person, as the case may be. The foregoing indemnity shall constitute a separate and independent obligation of each indemnifying party and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into the currency of the country of the indemnified party.

18.              Submission to Jurisdiction; Agent for Service. CI hereby irrevocably agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transaction contemplated hereby may be instituted in any state or federal court in The City of New York and in the respective courts of each party’s own corporate (or, in the case of the Underwriters, partnership) domicile with respect to actions brought against it, hereby irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any state or federal court in The City of New York and hereby irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. CI has appointed Puglisi & Associates (“Puglisi”), 850 Library Avenue, Suite 204, Newark, Delaware 19711 as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transaction contemplated hereby which may be instituted in any state or federal court in The City of New York, expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto and designates its domicile, the domicile of Puglisi specified above and any domicile that Puglisi may have in the future as its domicile to receive any notice hereunder (including service of process). Such appointment shall be irrevocable. If for any reason Puglisi (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, CI will promptly appoint a successor agent for this purpose reasonably acceptable to the Representatives. CI represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and CI agrees to take any and all action, including the filing of any and all documents and instruments, as may be necessary to continue such designation and appointment of the Authorized Agent in full force and effect, as aforesaid. Service of process upon the Authorized Agent and written notice of such service to CI shall be deemed, in every respect, effective service of process upon CI.

19.              Waiver of Jury Trial. CI and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

20.              Recognition of the U.S. Special Resolution Regimes.

(a)                 In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)                In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

21.              Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement. This Agreement may be signed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

22.              Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

23.              Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the U.S. Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

“affiliate” has the meaning set forth in Rule 405 under the Act.

“Applicable Securities Laws” means Canadian Securities Law and U.S. Securities Law.

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Business” means the business carried on by the Corporate Entities taken as a whole on a consolidated basis.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto, Canada.

“Canadian Base Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Supplement” has the meaning set forth in Section 1(a) hereof.

“Canadian Preliminary Prospectus” has the meaning set forth in Section 1(a) hereof.

“Closing Date” has the meaning set forth in Section 3 hereof.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Contract” means any agreement, indenture, mortgage, charge, contract, lease, offer to lease, agreement to lease, deed of trust, licence, option, warrant, note agreement, loan agreement, instrument, collective agreement, or other binding commitment or understanding, whether written or oral.

“Corporate Entities” means CI and the Principal Subsidiaries.

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Disclosure Package” shall mean (i) the U.S. Preliminary Prospectus used most recently prior to the Execution Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, and any post-effective amendment or amendments thereto became or becomes effective or any prospectus supplement is filed pursuant to General Instruction II.L. of Form F-10.

“Encumbrance” shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest of any nature;

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Governmental Authorization” means any certificate, consent, order, permit, approval, consent, waiver, licence, qualification, registration or similar authorization of any Governmental Body having jurisdiction over a person or property.

“Governmental Body” means any of the following:

(i) a multinational, federal, provincial, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign;

(ii) a subdivision or authority of any of the foregoing; or

(iii) quasi-governmental, or self-regulatory organization.

“Historical Financial Statements” means the audited comparative financial statements of CI for the year ended December 31, 2019, together with the notes thereto and the auditors’ report thereon, and the unaudited consolidated financial statements of CI for the three and nine months ended September 30, 2020, together with the notes thereto, each as incorporated by reference into the Canadian Final Prospectus.

“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“marketing materials” has the meaning ascribed thereto in NI 41-101.

“material” or “materially,” when used in relation to CI, means material in relation to CI and its subsidiaries on a consolidated basis.

“Material Adverse Effect” shall mean a material adverse effect on the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), prospects or capital of CI and its subsidiaries on a consolidated basis.

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements of the Canadian Securities Administrators, as amended from time to time.

“NI 44-101” has the meaning set forth in Section 1(a) hereof.

“NI 44-102” has the meaning set forth in Section 1(a) hereof.

“Principal Subsidiaries” means, collectively, CI Investments Inc. and Assante Wealth Management (Canada) Ltd., and “Principal Subsidiary” means any one of them.

“Registration Statement” has the meaning set forth in Section 1(b) hereof.

“Rule 158,” “Rule 164,” “Rule 172,” “Rule 405,” and “Rule 433” refer to such rules under the Act.

“standard term sheet” has the meaning ascribed thereto in NI 41-101.

“subsidiary” or “subsidiaries” has the meaning set forth in Rule 405 of the Act, but excludes any entity in which any investment fund or other collective investment vehicle (including any investment company, general or limited partnership, corporation, trust, limited liability company, or other investment vehicle, and including each separate portfolio or series of any of the foregoing and whether or not dedicated to a single investor) sponsored, managed, or controlled, directly or indirectly, by CI or one of its subsidiaries, holds any direct or indirect interest.

“Trust Indenture Act” shall mean the U.S. Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.

“Underwriting Commission” has the meaning set forth in Section 2 hereof.

“U.S. Base Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Final Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Preliminary Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Securities Law” means collectively, the U.S. Sarbanes-Oxley Act of 2002, the Act, the Exchange Act, the rules and regulations of the Commission, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in the U.S. Sarbanes-Oxley Act of 2002) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the New York Stock Exchange rules.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder. If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among CI and the several Underwriters.

Very truly yours,

CI Financial Corp.

By:	/s/ Kurt MacAlpine
	Name:	Kurt MacAlpine
	Title:	Chief Executive Officer

The foregoing Agreement is hereby confirmed and accepted as of the date specified in Schedule I hereto.

BOFA SECURITIES, INC.

By:	/s/ Randolph B. Randolph
Name: Randolph B. Randolph
Title: Managing Director

For itself and the other several Underwriters, if any, named in Schedule II to the foregoing Agreement.

SCHEDULE I

Underwriting Agreement dated December 10, 2020
Registration Statement No. 333-251032
Representatives: BofA Securities, Inc.
Title, Purchase Price and Description of Securities:

Title:	3.200% Notes due 2030 (“Notes”)
Principal Amount:	US$700,000,000
Price to Public:	99.873%
Underwriting Commission:	0.55% (US$3,850,000)
Indenture	Base Indenture to be dated as of December 17, 2020, as supplemented by a first supplemental indenture to be dated as of December 17, 2020 (the “First Supplemental Indenture”)

Closing Date and Time: December 17, 2020 at 9:00 a.m. (T+5)
Type of Offering: Non-delayed
Date referred to in Section 5(i) after which CI may offer or sell debt securities issued or guaranteed by CI without the consent of the Representative(s): the Closing Date.

SCHEDULE II

Underwriters	Principal Amount of Securities to be Purchased
BofA Securities, Inc.	US$420,000,000
J.P. Morgan Securities LLC	105,000,000
RBC Capital Markets, LLC	35,000,000
CIBC World Markets Corp.	28,000,000
National Bank of Canada Financial Inc.	28,000,000
Raymond James (USA) Ltd.	28,000,000
TD Securities (USA) LLC	28,000,000
Credit Suisse Securities (USA) LLC	14,000,000
Goldman Sachs & Co. LLC	7,000,000
Morgan Stanley & Co. LLC	7,000,000
Total	US$700,000,000

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

1. Final term sheet, dated December 10, 2020, a copy of which is attached in Schedule IV hereto.

SCHEDULE IV

Filed Pursuant to Rule 433
Registration No. 333-251032
December 10, 2020

CI FINANCIAL CORP.
US$700,000,000 3.200% NOTES DUE 2030
PRICING TERM SHEET
December 10, 2020

Issuer:	CI Financial Corp.
Security:	3.200% Notes due 2030 (the “Notes”)
Ranking:	Senior Unsecured
Size:	US$700,000,000
Trade Date:	December 10, 2020
Expected Settlement Date**:	December 17, 2020 (T+5) Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.
Maturity Date:	December 17, 2030
Coupon:	3.200%
Interest Payment Dates:	June 17 and December 17, commencing June 17, 2021
Price to Public:	99.873% plus accrued interest, if any, from December 17, 2020
Benchmark Treasury:	UST 0.875% due November 15, 2030
Benchmark Treasury Price & Yield:	99-20; 0.915%
Spread to Benchmark Treasury:	+ 230 basis points
Yield:	3.215%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Change of Control:	at 101%
Redemption Provisions:
Make-Whole Call:	Prior to September 17, 2030 (three months prior to maturity), treasury rate plus 35 basis points
Par Call: Tax Call:	At any time on or after September 17, 2030 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed At par, in the event of certain changes in tax law

Use of Proceeds:	The net proceeds from the sale of the Notes will be used to repay outstanding indebtedness under the Issuer’s revolving credit facility, with the remainder of the net proceeds, if any, used for general corporate purposes
CUSIP/ISIN:	125491 AN0 / US125491AN04
Book-Running Manager:	BofA Securities, Inc.
Joint-Lead Manager:	J.P. Morgan Securities LLC
Co-Managers:

RBC Capital Markets, LLC

CIBC World Markets Corp.

National Bank of Canada Financial Inc.

Raymond James (USA) Ltd.

TD Securities (USA) LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. (toll free) at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com.

EXHIBIT A-1

FORM OF OPINION OF Blake, Cassels & Graydon LLP

(To be delivered pursuant to Section 6(b) of the Underwriting Agreement)

(i)          CI Financial Corp. (the “Company”) is a corporation existing under the laws of the Province of Ontario and has the corporate power and capacity to own or lease, as the case may be, and to operate its property and conduct its business as described in each of the Canadian Base Prospectus and the Canadian Final Prospectus;

(ii)         each of CI Investments Inc. and Assante Wealth Management (Canada) Ltd. (individually a “Principal Subsidiary” and collectively the “Principal Subsidiaries”) is a corporation existing under the jurisdiction of its incorporation and has the corporate power and capacity to own or lease, as the case may be, and to operate its property and to conduct its business as described in each of the Canadian Base Prospectus and the Canadian Final Prospectus;

(iii)        all necessary corporate action has been taken by the directors of the Company to authorize the execution and delivery by the Company of the Indenture and the First Supplemental Indenture and the performance of the Company’s obligations thereunder, and each of the Indenture and the First Supplemental Indenture has been, to the extent execution and delivery is a matter governed by the laws of the Province of Ontario or the federal laws of Canada, executed and delivered by the Company; and no registration, filing or recording of the Indenture under the laws of the Province of Ontario and the federal laws of Canada applicable therein (the “Applicable Law”) is necessary in order to preserve or protect the validity or enforceability of the Indenture or the debt securities issued thereunder, including the Securities;

(iv)        all necessary corporate action has been taken by the directors of the Company to authorize the execution and delivery by the Company of the Securities and the performance of the Company’s obligations thereunder, and, assuming that the Securities have been authenticated by the Trustee in the manner described in the Indenture and as required under New York law, the Securities have been, to the extent execution and delivery are matters governed by Applicable Law, executed and  delivered by the Company;

(v)         all necessary corporate action has been taken by the directors of the Company to authorize the execution and delivery by the Company of the Agreement and the performance of the Company’s obligations thereunder, and the Agreement has been, to the extent execution and delivery is governed by Applicable Law, executed and delivered by the Company;

(vi)        the execution, delivery and performance by the Company of its obligations under the Agreement, the Indenture and the Securities will not contravene any provisions of (i) the articles of incorporation or by-laws of the Company, (ii) Applicable Law applicable to the Offering, excluding the Company’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion), (iii) any indenture, mortgage, deed of trust, loan, credit agreement, note or any other agreement listed in Schedule A hereto on the part of the Company or the Principal Subsidiaries, or, (iv) to such counsel’s knowledge, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over the Company or the Principal Subsidiaries except in the case of (ii), (iii) or (iv), such conflicts, breaches or violations that, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole; provided that such counsel need not express any opinion with respect to the Company’s compliance, upon issuance of the Securities, with financial ratios set out in any such agreements;

(vii)       no consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency in Canada is required on the part of the Company pursuant to Applicable Law for the performance by the Company of its obligations under the Agreement, the Indenture or the Securities except such as may be required under the securities laws, rules and regulations applicable in the Province of Ontario as interpreted and applied by the Principal Regulator or such as has been obtained under the Business Corporations Act (Ontario);

(viii)      a receipt has been obtained in respect of the Canadian Base Prospectus from the Principal Regulator, the Canadian Final Prospectus has been filed with the Principal Regulator in the manner and within the time period required by the Canadian Shelf Procedures and all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of the Province of Ontario, and no other authorization, approval, permit, consent, license or order of any government, government instrumentality or court under Applicable Law is required, for the issuance, sale and delivery of the Securities through the Underwriters in connection with a public offering thereof in the United States, and, to the knowledge of such counsel, no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Principal Regulator and no proceedings for that purpose have been instituted or are pending or contemplated;

(ix)         the Canadian Base Prospectus, at the time a final receipt was issued therefor, and the Canadian Final Prospectus, as of the date of its filing with the Principal Regulator (other than the financial statements, financial schedules and other financial or statistical data included in the foregoing documents, as to which such counsel need express no opinion) complied or comply as to form in all material respects with the requirements of the Canadian Shelf Procedures;

(x)          there are no reports or other information that in accordance with the requirements of the Principal Regulator must be made publicly available in connection with the offering of the Securities that have not been made publicly available on SEDAR as required under Applicable Law;

(xi)         any final and conclusive judgment in personam against the Company in respect of the Agreement, the Indenture or the Securities or any agreement or instrument entered into in connection therewith by a court of the State of New York or of the United States located in the State of New York (a “New York Court”), which is not impeachable as void or voidable under the internal laws of the State of New York, for a fixed sum would be recognized and enforced by a court of competent jurisdiction in the Province of Ontario, if (i) the courts of the Province of Ontario concluded that there is a real and substantial connection between the action and the jurisdiction of the court rendering judgment; (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada), or contrary to any express terms of these Acts; (iii) the enforcement of such judgment would not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or public laws; (iv) the foreign court did not assume jurisdiction as a result of a fraud practiced on the court; (v) there is no new evidence that the judgment was obtained by fraud as to the merits of the claim which was not discoverable with due diligence before the foreign judgment was granted; and (vi) there has been compliance with the applicable limitation period; provided, that such courts have discretion to stay or decline to hear an action on the New York judgment if it is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; and further provided that the New York judgment has not already been satisfied or is otherwise void under New York law; and further provided, that interest payable on a judgment debt may be limited by the proper or governing law of the respective contract or obligation and that a monetary judgment of a court of the Province of Ontario may only be awarded in Canadian currency and that the enforceability thereof may be limited by applicable bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally.  We have no reason to believe that the enforcement of any such judgment in respect of the Agreement, the Indenture or the Securities would be inconsistent with public policy as such term is understood under Applicable Law;

(xii)        in the event that any of the Agreement, the Indenture or the Securities is sought to be enforced in any action or proceedings in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely the laws of the State of New York, the courts of the Province of Ontario would recognize such choice of laws, provided that such choice of laws was bona fide and legal and not made with a view to avoiding the consequences of the laws of any other jurisdiction and provided that such choice is not contrary to public policy as such term is understood under Applicable Law.  We have no reason to believe that such choice of laws was made for the purpose of avoiding the consequences of the laws of any other jurisdiction or that such choice of laws would be inconsistent with public policy as such term is understood under Applicable Law;

(xiii)       in the event that any of the Agreement, the Indenture or the Securities is sought to be enforced in any action or proceeding in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely the laws of the State of New York, the courts of the Province of Ontario would, subject to paragraph (xiii) above, apply the laws of the State of New York, upon appropriate evidence as to such laws being adduced, to all issues that, under the conflict of laws rules of Applicable Law, are to be determined in accordance with the proper or governing law of the respective contract or obligation, provided that (i) none of the provisions of the applicable document or the laws of the State of New York are contrary to public policy as such term is understood under Applicable Law and that performance is not illegal under the laws of the place where the obligations thereunder are to be performed, (ii) such courts will not apply New York law and will apply Applicable Law to matters which would be characterized under Applicable Law as procedural, (iii) such courts will apply provisions of Applicable Law that have overriding effect (e.g., insolvency laws), and (iv) such courts will not apply New York law if such application would be characterized under Applicable Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to public policy in Ontario, as the case may be; and further provided, however, that interest payable on a judgment debt may be limited by the proper or governing law of the respective contract or obligation and that a monetary judgment of a court of the Province of Ontario may only be awarded in Canadian currency.  A court in the Province of Ontario has, however, an inherent power to decline to hear such an action or proceeding if it is contrary to public policy, as such term is understood under Applicable Law for it to do so, or if it is not the proper forum to hear such action, or if concurrent proceedings are brought elsewhere.  We have no reason to believe that any of the provisions of the Agreement, the Indenture or the Securities are contrary to public policy as such term is understood under Applicable Law or that it would be inconsistent with public policy as such term is understood under Applicable Law for a court of the Province of Ontario to hear an action or proceeding to enforce the Agreement, the Indenture or the Securities;

(xiv)      the submission by the Company to the non-exclusive jurisdiction of the New York Courts, contained in the Agreement, the Indenture and the Securities would be recognized and given effect by the courts of the Province of Ontario as a valid submission to the jurisdiction of such courts, provided that the applicable provisions, if any, of the Agreement, the Indenture and the Securities, respectively, respecting service of process on the Company are duly complied with;

(xv)       the courts in the Province of Ontario would recognize the appointment by the Company of Puglisi & Associates as its agent for service of process in the United States of America under the Agreement, the Indenture and the Securities;

(xvi)      the statements in the Canadian Final Prospectus under the caption “Certain Canadian Federal Income Tax Considerations” insofar as such statements constitute summaries of Canadian federal income tax matters, fairly summarize the matters referred to therein, subject to specific assumptions, limitations and qualifications stated or referred to therein and applicable thereto; and

(xvii)     no withholding tax imposed under the federal laws of Canada or the laws of the Province of Ontario will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to an Underwriter that is not resident in Canada for purposes of the Income Tax Act (Canada), provided that any such commission or fee is payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

In giving the opinions described above, such counsel may state that the opinions above are limited to the laws of the Province of Ontario and the federal laws of Canada therein, rely solely upon the opinion of Skadden, Arps, Slate, Meagher & Flom LLP to be delivered pursuant to Section 6(b) of this Agreement with respect to all matters relating to the laws of the United States and the State of New York and as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

Schedule A

1.	Trust Indenture between the Company and Computershare Trust Company of Canada, dated December 16, 2009, as supplemented by the Fifth Supplemental Indenture dated November 25, 2016, the Sixth Supplement Indenture dated September 27, 2017, and the Seventh Supplemental Indenture dated July 20, 2018.
2.	Trust Indenture between the Company and Computershare Trust Company of Canada, dated July 22, 2019, as supplemented by the First Supplemental Indenture dated July 22, 2019 and the Second Supplemental Indenture dated May 26, 2020.
3.	Second Amended and Restated Credit Agreement between the Company and The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce and National Bank of Canada dated October 3, 2018, as amended by a First Credit Amending Agreement to Second ARCA dated June 11, 2020.

EXHIBIT A-2

FORM OF OPINION OF Skadden, Arps, Slate, Meagher & Flom LLP

(To be delivered pursuant to Section 6(b) of the Underwriting Agreement)

Scheduled Orders: None.

Based upon the foregoing and subject to the qualifications and assumptions stated herein, we are of the opinion that:

1.       Each of the Underwriting Agreement, the Base Indenture, the First Supplemental Indenture and the Securities (collectively, the “Transaction Documents”) has been duly executed and delivered by CI Financial Corp. (the “Company”), to the extent such execution and delivery are governed by the laws of the State of New York.

2.       The Indenture constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms under the laws of the State of New York.

3.       When duly authenticated by the Trustees and issued and delivered by the Company against payment therefor in accordance with the terms of the Underwriting Agreement and the Indenture, the Securities will constitute the valid and binding obligations of the Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms under the laws of the State of New York.

4.       Neither the execution and delivery by the Company of the Transaction Documents nor the consummation by the Company of the issuance and sale of the Securities contemplated thereby contravenes any Scheduled Order.

5.       Neither the execution and delivery by the Company of the Transaction Documents nor the consummation by the Company of the issuance and sale of the Securities contemplated thereby (i) violates any law, rule or regulation of the State of New York or the United States of America or (ii) requires the consent, approval, licensing or authorization of, or any filing, recording or registration with, any governmental authority under any law, rule or regulation of the State of New York or the United States of America, except for those consents, approvals, licenses and authorizations already obtained and those filings, recordings and registrations already made.

6.       The statements in the Prospectus Supplement and the Prospectus under the caption “Description of the Notes,” and “Description of Debt Securities,” insofar as such statements purport to summarize certain provisions of the Indenture and the Securities, fairly summarize such provisions in all material respects.

7.       The Company is not and, solely after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be an “investment company” as such term is defined in the Investment Company Act of 1940.

8.       Under current United States federal income tax law, although the discussion set forth in the Preliminary Prospectus and Prospectus under the caption “Certain U.S. Federal Income Tax Considerations” does not purport to summarize all possible United States federal income tax considerations of the ownership and disposition of the Securities, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax considerations of the ownership and disposition of the Securities that are anticipated to be material to initial holders of the Securities, subject to the qualifications set forth therein.

9.       The Indenture has been qualified under the Trust Indenture Act of 1939.

10.    On the basis of the foregoing, (i) the Registration Statement, at the Effective Time (as defined below), and the Prospectus, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the General Rules and Regulations thereunder (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom or the Statement of Eligibility on Form T-1 (the “Form T-1”)), (ii) the Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations applicable to such form, and (iii) no facts have come to our attention that have caused us to believe that the Registration Statement, at the Effective Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of the date of the Prospectus Supplement and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal control over financial reporting or the auditors’ report on the effectiveness of the Company’s internal control over financial reporting, or the statements contained in the exhibits to the Registration Statement, including the Form T-1, to the extent included or incorporated by reference therein (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)). In addition, on the basis of the foregoing, no facts have come to our attention that have caused us to believe that the Disclosure Package, as of the Applicable Time (as defined below), contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal control over financial reporting or the auditors’ report on the effectiveness of the Company’s internal control over financial reporting, or the statements contained in the exhibits to the Registration Statement, to the extent included or incorporated by reference therein, including the Form T-1 (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)).